UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number: 001-34578

FUNTALK CHINA HOLDINGS LIMITED

South 3/F, Chang’An XingRong Center
No. 1 NaoShiKou Street, XiCheng District
Beijing, China 100031
8610-5832-5957
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                          No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  ____N/A____

Share Purchase Agreement

On October 2, 2009, Pypo Digital Company Limited (“Pypo Digital”), the wholly owned subsidiary of Funtalk China Holdings Limited (the “Company” or “Funtalk”), entered into a share purchase agreement (the “Share Purchase Agreement”) with Capital Ally Investments Limited (“Capital Ally”) and Arch Digital Holdings Limited (“Arch”).  Under the Share Purchase Agreement, Pypo Digital agreed to purchase 1,857,587 and 827,613 shares of the Company held by Capital Ally and Arch, respectively, for $15.6 million and $6.9 million, respectively, or approximately $8.39 per share. Pypo Digital agreed to pay $700,000 and $300,000 to Capital Ally and Arch, respectively, on the closing date, and $14,885,155 and $6,643,673 to Capital Ally and Arch, respectively, on or prior to March 31, 2010.

On October 19, 2009, Pypo Digital, Capital Ally and Arch entered into an amendment to the Share Purchase Agreement, pursuant to which the purchase price shall equal the lower of the aggregate of $22.5 million and the value of the shares purchased as determined by an independent appraiser on or prior to December 31, 2009. Pypo Digital paid $700,000 and $300,000 to Capital Ally and Arch, respectively, on October 5, 2009. On December 31, 2009, an independent appraiser determined that the aggregate purchase price of $22.5 million is fair, from a financial point of view, to the Company’s shareholders of record on the closing date. On or prior to March 31, 2010, Pypo Digital shall pay $14,885,155 and $6,643,673 to Capital Ally and Arch, respectively. The Company’s Audit Committee, comprised of independent directors, approved the transactions contemplated by the Share Purchase Agreement, as amended by the Amendment to Share Purchase Agreement.

As of November 30, 2009, Capital Ally and Arch beneficially owned approximately 66.4% and 34.6% of the Company’s shares, respectively.

Capital Ally is 50% owned and controlled by each of (i) GM Investment Company Limited, a Hong Kong limited company that is wholly owned and controlled by Golden Meditech, a PRC based public company incorporated in the Cayman Islands, and (ii) Style Technology Development Limited, a Hong Kong company that is beneficially owned by certain of Funtalk’s directors and executive officers. Arch is a company wholly owned and controlled by ARC Capital Holdings Limited, a closed-end fund admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited, a company co-founded by Clement Kwong, an executive officer of the Company.  For a description of other material relationships between the Company and Capital Ally and Arch, please see “Certain Relationships and Related Party Transactions” in the Registration Statement on Form F-1 of the Company (No. 333-162617), filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2009, as amended.

The information contained herein is qualified in its entirety by the Share Purchase Agreement attached as exhibit 10.1 to the Current Report on Form 6-K dated October 16, 2009, SEC File No. 333-153492 and incorporated herein by this reference, and the Amendment to Share Purchase Agreement attached as exhibit 10.2 to the Current Report on Form 6-K dated October 21, 2009, SEC File No. 333-153492 and incorporated herein by this reference.

Financial Results for the Second Quarter of 2010

A copy of the Company’s press release regarding the financial results for the second quarter of 2010 is attached hereto as Exhibit 99.1 and is being furnished, not filed, under this Current Report on Form 6-K.

Forward-Looking Statements

Certain statements in this Form 6-K, as well as the documents filed as exhibits to Current Report on Form 6-K, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, including the risks that the parties will comply with the terms and conditions of the Share Purchase Agreement and the Amendment to Share Purchase Agreement, that litigation will arise in connection with such agreements, and the risk factors detailed in Funtalk’s filings with the Commission, some of which may be beyond Funtalk’s control. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by Funtalk or other parties. Funtalk disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This communication is neither an offer to sell nor a solicitation of an offer to sell any securities of Funtalk.

Exhibit No.	Description
99.1	Press release dated January 8, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Funtalk China Holdings Limited

By:	/s/ Kim Chuan (“Jackie”) Leong
Name: Kim Chuan (“Jackie”) Leong
Title: Chief Financial Officer

Date: January 11, 2010